TRAVELERS SERIES FUND INC.

125 Broad Street

New York, New York 10004

May 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Travelers Series Fund Inc.

Post-Effective Amendment No. 26 to Registration Statement on Form N-1A

(File No. 33-75644)

Ladies and Gentlemen:

Travelers Series Fund Inc. hereby requests that the effective date of Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A registering the new series, Social Awareness Stock Portfolio (the “Post-Effective Amendment”), be accelerated so that the Post-Effective Amendment will become effective on May 27, 2005 at 5:00 p.m. New York City time, or as soon thereafter as may be practicable.

Very truly yours,

SMITH BARNEY INVESTMENT FUNDS INC.

By: /s/ Marc De Oliveira

Marc De Oliveira

Assistant Secretary

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

May 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Travelers Series Fund Inc.

Post-Effective Amendment No. 26 to Registration Statement on Form N-1A

(File No. 33-75644)

Ladies and Gentlemen:

Citigroup Global Markets Inc., a principal underwriter of the proposed public offering of the Social Awareness Stock Portfolio of the Travelers Series Fund Inc. (the “Fund”), hereby joins the Fund in requesting that the effective date for Post-Effective Amendment No. 26 to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on May 27, 2005 at 5:00 p.m. New York City time, or as soon thereafter as may be practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By: /s/    R. Jay Gerken

Travelers Series Fund Inc.

125 Broad Street

New York, New York 10004

May 27, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Travelers Series Fund Inc.

Post-Effective Amendment No. 26

Registration No. 33-75644, 811-08372

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing. Travelers Series Fund Inc. intends to request by separate letter dated of even date herewith filed with the Commission acceleration of the effective date of the above-referenced filing.

Travelers Series Fund Inc. acknowledges that the disclosure in the filing is the responsibility of Travelers Series Fund Inc Travelers Series Fund Inc. acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Travelers Series Fund Inc. represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Travelers Series Fund Inc. further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Travelers Series Fund Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

TRAVELERS SERIES FUND INC.

By: Marc De Oliveira

Name: Marc De Oliveira

Title: Assistant Secretary